UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-82900
         CUSIP NUMBER: 88362L100

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

PART I — REGISTRANT INFORMATION

ThermoGenesis Holdings, Inc.
(Full Name of Registrant)

(Former Name if Applicable)

2711 Citrus Road
(Address of Principal Executive Office (Street and Number))

Rancho Cordova, California 95742
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely complete its financial statements and related disclosures required to be included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2022, due to the need for additional time to address complex accounting issues. Registrant expects to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeff Cauble	(916)	858-5100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒   Yes       ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Revenues

Net revenues for the three months ended March 31, 2022 were $2,663,000 compared to $1,517,000 for the three months ended March 31, 2021, an increase of $1,146,000 or 76%. The increase was driven by AXP® disposable sales which increased by approximately $1,500,000 with approximately 600 more cases sold in the first quarter of 2022 as compared to 2021. The primary driver of the change was the COVID-19 pandemic which had a significant impact on our sales first quarter of 2021. Many of our customers choose not to place new orders for AXP disposables in the first quarter last year. As we enter the beginning of 2022, AXP sales returned to a more normal level for the first quarter. This increase was offset by a decrease in BioArchive sales, primarily due to approximately $250,000 less in service revenue, as the result of a large one-time service revenue that was recognized in the first quarter of last year.

THERMOGENESIS HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2022	By	/s/ Jeff Cauble

Jeff Cauble Principal Financial and Accounting Officer